UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐               Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: November 30, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: November 30, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

For Immediate Release November 30, 2012

Canadian Pacific reaches tentative agreement with the CPPA representing its Police Service members

Calgary, AB— Canadian Pacific (TSX/NYSE: CP) and the Canadian Pacific Police Association (CPPA), representing approximately 60 members of the company’s police service, today announced they have reached a tentative five-year collective agreement.

“I am pleased we were able to reach agreement with our railway police, the third tentative agreement or ratified contract in a matter of weeks,” said President and Chief Executive Officer, E. Hunter Harrison.

In addition to the CPPA, a tentative five-year agreement was reached with the International Brotherhood of Electrical Workers (IBEW) on November 15, while members of the United Steelworkers ratified a five-year contract on November 8.

The CPPA Memorandum of Settlement will be sent to the union membership for ratification in December.

Details of the agreement will be available following ratification.

Contacts:
CP	CPPA
Ed Greenberg	Clark Rutledge, President, CPPA
Tel: 612-849-4717	Tel: 604-469-5672
24/7 Media Pager: 855-242-3674 ed_greenberg@cpr.ca